UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

25 OCTOBER 2002

United Utilities PLC
(Names of Registrants)

Dawson House
Great Sankey, Warrington,
Cheshire, England, WA5 3LW
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F .......x...... Form 40-F ................

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .................. No .........x........

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

......................N/A.......................

POWERGEN TO CONTINUE THE RELATIONSHIP WITH VERTEX FOLLOWING THE ACQUISITION OF TXU'S RETAIL BUSINESS

Vertex, the business process outsourcing arm of United Utilities PLC, has a contract extending to 2012 with TXU Europe for the provision of customer management outsourcing services.

Since acquiring TXU Europe's retail business in the UK on Monday 21 October 2002, Powergen has confirmed to United Utilities that it intends to continue the relationship with Vertex. Powergen and United Utilities will look to formalise contractual arrangements shortly.

United Utilities' Contacts:

John Roberts, Chief Executive (44) 1925 237000

Alan Price, Head of Corporate and Financial Communications (44) 20 7307 0300

Notes

Powergen announced on 21 October that it had acquired TXU Europe's retail business, three coal-fired power stations and the Citigen CHP scheme for GBP1.37 billion to become the UK's largest electricity retailer

Vertex, the business process outsourcing arm of United Utilities, specialises in Customer Relationship Management (CRM). Every year, Vertex handles around 14 million client customers, over 106 million calls, prints and sends out 36 million bills and processes 93 million payment transactions to a value of over GBP6 billion.

Vertex clients include: Cable & Wireless, Hydro-One, Littlewoods Bet Direct, the London Borough of Ealing, Birmingham City Council, Companies House, Westminster City Council, United Utilities, the Department of Work and Pensions, and the trainline.com.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Utilities PLC

Date: 25 October, 2002

By Paul Davies

Paul Davies

Assistant Group Secretary
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